UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Mercer International Inc.
(Name of Issuer)

Common Stock – Par Value $1.00
(Title of Class of Securities)

588056101
(CUSIP Number)

December 12, 2006
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 588056101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) West Register (Investments) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,124,589
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,124,589
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.39%
12	TYPE OF REPORTING PERSON* HC, CO

CUSIP No. 588056101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Royal Bank of Scotland Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,124,589
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,124,589
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.39%
12	TYPE OF REPORTING PERSON* BK, CO

CUSIP No. 588056101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Royal Bank of Scotland Group Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,124,589
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,124,589
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.39%
12	TYPE OF REPORTING PERSON* BK, CO

Item 1(a). Name of Issuer:

      Mercer International Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

      14900 Interurban Avenue South, Suite 282, Seattle, WA 98168

Item 2(a). Name of Person Filing:

     This Schedule 13G is being filed by West Register (Investments) Limited (“WRIL”). The persons reporting information on this Schedule 13G include, in addition to WRIL incorporated in the United Kingdom and registered in Scotland: The Royal Bank of Scotland plc, a public limited company incorporated in the United Kingdom and registered in Scotland (“RBS”); and The Royal Bank of Scotland Group plc (“RBSG”), a public limited company incorporated in the United Kingdom and registered in Scotland. Both RBS and RBSG are bank holding companies within the meaning of the Bank Holding Company Act of 1956, as amended. All of the shares of WRIL are owned by RBS. All of the shares of RBS are owned by RBSG.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The registered office of WRIL is 24/25 St. Andrew Square, Edinburgh EH2 IAF. The registered offices of RBS and RBSG are located at 36 St. Andrew Square, Edinburgh, Scotland EH12 1HQ.

Item 2(c). Citizenship:

      WRIL, RBS and RBSG are organized in the United Kingdom.

Item 2(d). Title of Class of Securities:

      Common Shares

Item 2(e). CUSIP Number:

      588056101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d -1(b)(1)(ii)(J).);

      None of the above.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: West Register (Investments) Limited is the record owner of 2,124,589 shares of Common Stock of the Issuer (the “Record Shares”) as of December 12, 2006. As RBS holds 100% of the shares of West Register (Investments) Ltd, RBS may be deemed to own, beneficially the Record Shares. As RBSG owns 100% of the shares of RBS, RBSG may be deemed to own, beneficially, the Record Shares.

(b)	Percent of class: See Line 11 of cover sheets. The percentages set forth on the cover sheets are calculated based on 33,214,000 shares of Common Stock reported to be outstanding (Information provided by FT Interactive Data).

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets

	(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

	(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

	(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J).

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certifications.

      Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2006

WEST REGISTER (INVESTMENTS) LIMITED

By:	/s/ Fiona Jane MacGregor

	Name:	Fiona Jane MacGregor
	Title:	Head of SIG

THE ROYAL BANK OF SCOTLAND plc

By:	/s/ Alan Wallace McKean

	Name:	Alan Wallace McKean
	Title:	Assistant Company Secretary

THE ROYAL BANK OF SCOTLAND GROUP plc

By:	/s/ Alan Ewing Mills

	Name:	Alan Ewing Mills
	Title:	Assistant Company Secretary